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04015600

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'ED STATES
.XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Peabody Place, Suite 1325
(No. and Street)

Memphis (City) TN (State) 38103 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH. D.C. 188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Strobel II (901) 322-8050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson Dunavant PLC
(Name – *if individual, state last, first, middle name*)

5100 Poplar Ave, 30th Floor (Address) Memphis (City) TN (State) 38137 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George L. Strobel II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perigee Securities LP, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

SELETHA HANNAH NOTARY PUBLIC AT LARGE SHELBY COUNTY, TN

MY COMMISSION EXPIRES June 23, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERIGEE SECURITIES, LP

Contents

THOMPSON DUNAVANT PLC

Independent Auditor's Report

To the Partners
Perigee Securities, LP
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Perigee Securities, LP as of December 31, 2003, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perigee Securities, LP at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Thompson Dunavant PLC

January 24, 2004

Clark Tower, 5100 Poplar Avenue, Thirtieth Floor • Memphis, TN 38137 • Phone: (901) 685-5575 • Fax: (901) 685-5583
www.thompsondunavant.com

PERIGEE SECURITIES, LP

Statement of Financial Condition
December 31, 2003

Assets

Current assets		
Cash	$	14,832
Prepaid expenses		389
Total current assets	$	15,221

Liabilities and Partners' Capital

Current liabilities		
Accrued expenses	$	2,500
Commitments and contingencies		
Partners' capital		
Limited		12,698
General		23
Total partners' capital		12,721
	$	15,221

The accompanying notes are an integral part of these financial statements.

PERIGEE SECURITIES, LP

Statement of Operations
For the Year Ended December 31, 2003

Revenue		
Other income	$	13,148
Expenses		
Overhead allocation fee		13,148
Broker dealer fees		11,304
General and administrative		3,908
Total expenses		28,360
Net loss	$	(15,212)

The accompanying notes are an integral part of these financial statements.

PERIGEE SECURITIES, LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2003

	General Partner	Limited Partners	Total
Partners' capital at January 1, 2003	$ 34	$ 6,899	$ 6,933
Capital contributions	65	20,935	21,000
Net loss for 2003	(76)	(15,136)	(15,212)
Partners' capital at December 31, 2003	$ 23	$ 12,698	$ 12,721

The accompanying notes are an integral
part of these financial statements.

PERIGEE SECURITIES, LP

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows used in operating activities:	
Net loss	$ (15,212)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Prepaid expenses	(389)
Accrued expenses	2,500
Net cash used in operating activities	(13,101)
Cash flows from financing activities:	
Capital contributions	21,000
Net increase in cash	7,899
Cash at beginning of year	6,933
Cash at end of year	$ 14,832

The accompanying notes are an integral part of these financial statements.

PERIGEE SECURITIES, LP

Notes to Financial Statements
December 31, 2003

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Perigee Securities, LP (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. There were two limited partners at December 31, 2003. Perigee Group, LLC is the General Partner, and has full and complete power and authority to take all actions, and execute any and all agreements, contracts, documents, certifications, and instruments, for and on behalf of the Partnership and in its name. The Partnership is registered with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD") and subject to regulation under the Securities Exchange Act of 1934. The Partnership is an introducing broker-dealer.

The Partnership executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Partnership's customers.

Income taxes

The Partnership follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of the existing assets and liabilities.

The Partnership is not subject to federal or state income taxes but provides an informational income tax return to the partners of the Partnership so that they may file their respective income tax returns. Additionally, limited partnerships that conduct business in the state of Tennessee are subject to Tennessee franchise and excise taxes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities a the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related party transactions

The Partnership has a management services agreement with Perigee Capital, LP under which management and back office support services are provided and charged as an overhead allocation service fee. Perigee Capital, LP is a related party due to partial common ownership. The overhead allocation service fee owed to Perigee Capital, LP by Perigee Securities, LP was waived for 2003 to allow the Partnership to maintain the minimum net capital requirement. This waiver has been reflected as other income while the overhead allocation fee is reflected as an expense.

Note 3 - Allocation of profits and losses

After giving effect to the allocations as specified in the Partnership Agreement, profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners first, to the partners in accordance with their percentage interest, until each limited partners' capital account has been reduced to zero; and therefore, to the General Partner, pro rata in accordance with their percentage interest. To the extent this loss allocation results in any individual limited partner being allocated losses which would cause a deficit capital balance, the General Partner is allocated one-hundred percent (100%) of those losses.

Note 4 - Liabilities subordinated to claims of general creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2003 or at any time during the year then ended.

Note 5 - Net capital requirements

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2003, the Partnership has net capital of $12,332, which exceeded the capital requirement by $7,332. The Partnership's ratio of aggregate indebtedness to net capital was 0.20 to 1 at December 31, 2003.

SUPPLEMENTAL INFORMATION

PERIGEE SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2003

Partners' capital	$	12,721
Less non-allowable assets		389
Net capital		12,332
Minimum net capital required to be maintained (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital	$	7,332
Aggregate indebtedness (total liabilities)	$	2,500
Ratio of aggregate indebtedness to net capital		0.20

No material differences exist between the above computation and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2003.

PERIGEE SECURITIES, LP

Statement Regarding SEC Rule 15c3-3
For the Year Ended December 31, 2003

Exemption Under Section (k)(2)(ii) has been Claimed

The Partnership is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of the rule. The Partnership is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

PERIGEE SECURITIES, LP
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2003

To the Partners
Perigee Securities, LP
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Perigee Securities, LP (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thompson Dunavant PLC

January 24, 2004

PERIGEE SECURITIES, LP

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2003